UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On September 4, 2026, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) issued a press release titled “Volaris announces shareholders´ resolutions adopted during general ordinary and general extraordinary meetings” A copy of this press release is attached to this Form 6-K as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: Spetember 4, 2026	By:	/s/ Enrique J. Beltranena Mejicano
	Name:	Enrique J. Beltranena Mejicano
	Title:	Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
	Name:	Jaime E. Pous Fernández
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 4, 2026, titled “Volaris announces shareholder resolutions adopted during general ordinary and general extraordinary meetings”
99.2	Courtesy English translation of the summary resolutions of general ordinary and general extraordinary shareholders’ meetings.